Exhibit 99.1

REE Automotive Announces Global Manufacturing Agreement with Leading Automotive Supplier Motherson Group Making Strategic Investment in a $45.35 Million Registered Direct Offering Led By M&G

●	Motherson is a global engineering and manufacturing specialist and one of the world’s leading automotive suppliers. For FY24, it achieved gross revenue of USD 17.2 billion[1]. The group employs over 190,000 people in its 400 facilities spanning across 44 countries.

●	Combining Motherson’s manufacturing expertise and supply chain might with REE’s market-leading software-defined EV product line-up promises to create a dominant new force in the electrified commercial vehicle market globally, allowing REE to provide OEMs and global fleet owners an innovative product portfolio.

●	Motherson will oversee supply chain management, leveraging manufacturing capabilities for components, module integration, REEcorners, and platform assembly to support full vehicle production, including U.S. assembly of P7 electric trucks.

●	With this agreement, REE believes its ability to service customers at scale will materially accelerate. Given the unmet market need, significant order growth is anticipated. In addition to faster revenue, improved unit costs are anticipated, accelerating the road to meaningful free-cash flow generation.

●	REE priced a $45.35 million registered direct offering, led by M&G Investment, REE’s largest shareholder, who invested $20 million; Motherson, who invested $15 million in the round; and Varana Capital, one of REE’s earliest investors; who invested $5.25 million.

●	Motherson will nominate a member to join REE’s board of directors.

TEL-AVIV, ISRAEL and NOIDA, INDIA, (Sept. 16, 2024) -- REE Automotive (NASDAQ: REE), an automotive technology company and provider of full by-wire electric trucks and platforms, and Motherson Group (IN: MOTHERSON), an engineering and manufacturing specialist and a major supplier to the automotive industry with long standing relationships with global OEMs (such as Mercedes Benz, Audi, Volkswagen, Suzuki, BMW, Porsche, GM, Ford, Stellantis, Daimler Trucks, Paccar and John Deere today announced a strategic agreement. Pursuant to the agreement, Motherson will manage sourcing and supply chain of all production parts and support the assembly of the REEcorner® and REE P7 electric trucks, the first full by-wire, software-driven certified medium duty electric truck available on the market today. Motherson will also nominate a director to join REE’s board of directors.

In addition, REE has entered into definitive agreements with certain investors, including M&G Investments, Motherson, and Varana Capital, for the purchase and sale of 11,001,941 shares of its Class A ordinary shares (or pre-funded warrants in lieu thereof) at a purchase price of $4.122 per share in a registered direct offering, for gross proceeds of $45.35 million before deducting applicable fees and expenses. REE intends to use the proceeds for general working capital. The offering is expected to close on or by September 19, 2024, subject to the satisfaction of customary closing conditions.

M&G Investments, REE’s long-term supportive shareholder, led the investment with $20 million followed by Motherson participating with a $15 million investment. Following the closing of the offering, M&G will hold approximately 16.00% of REE’s issued and outstanding Ordinary Shares; Motherson will hold approximately 19% on a non-diluted basis; and, similarly, Varana Capital 8.00%

[1]	based on an exchange rate of INR to USD 83.4534 reference exchange rate published by RBI as of June 28, 2024)

Benefiting from the new collaboration, the buying power, manufacturing capability, and industry relationships of Motherson, REE aims to expedite production to meet growing demand and anticipated fleet orders from significant multi-national customers. REE offers the only software-driven medium duty electric truck that can meet an expected fleet transition to electric of more than 240,000 medium duty trucks in the U.S. alone and more than double across the rest of the world. By collaborating with Motherson, REE can focus on further growing its customer base, pulling forward orders, increasing gross and cash flow margins, and expanding its patent portfolio.

Laksh Vaaman Sehgal, Vice Chairman, Motherson Group said, “We are pleased to announce our long-term agreement with REE to accelerate its industrialization within a mutually beneficial commercial framework. We have been truly impressed by REE’s remarkable technology, exceptional product offerings, and robust team. We look forward to facilitating REE’s growth and technological advancement by expertly managing its supply chain and utilizing our world-class engineering and manufacturing capabilities to drive commercialization and industrialization. We also want to strengthen REE’s integration into the automotive ecosystem by delivering unparalleled customer support across the value chain. We believe that this strategic partnership will contribute towards Motherson’s diversification and increasing content per vehicle strategy.”

REE Co-founder and CEO, Daniel Barel said, “We are very excited to enter into this agreement with Motherson, as I believe this agreement will enable us to leapfrog over many of the challenges others face when ramping up production. Motherson’s global footprint and manufacturing prowess combines perfectly with REE’s technology and innovation mindset. This combination will benefit our customers and investors alike, by pushing forward the transition towards electrification and carbon neutrality. We are proud to join forces with Motherson and looking forward to learning from their incredible story and amazing culture.”

M&G Investments’ Portfolio Manager, Carl Vine, said, “I believe that this is a transformational transaction for REE and we are delighted to be involved. As shareholders in both companies, we are confident that the combination of core competencies from both sides will result in a sigh of relief from global fleet owners, who have been starved of an electrified product line-up that can be produced and serviced at scale. This is a win-win all round.”

The offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-266902) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

REE was represented on the transactions by Sullivan & Worcester LLP with respect to matters relating to U.S. law and by Herzog Fox & Neeman with respect to matters relating to Israeli law.

About REE Automotive

REE Automotive Ltd. (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE® are equipped with the revolutionary REEcorner®, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners® enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low total cost of ownership (TCO), and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Motherson Group

Founded in 1975, Motherson today is a global engineering and manufacturing specialist and one of the world’s leading automotive suppliers for OEMs. For FY24, it achieved gross revenue of USD 17.2 billion1. Motherson supports its customers from more than 400 facilities across 44 countries, with a team of over 190,000 dedicated professionals. Motherson operates as a full system solutions provider and serves its customers with multiple products and services through its 12 business divisions. The product portfolio includes electrical distribution systems, fully assembled vehicle interior and exterior modules, automotive rear vision systems, moulded plastic parts and assemblies, injection moulding tools, moulded and extruded rubber components, lighting systems, electronics, precision metals and modules, Industrial IT solutions and services etc. The group has expanded its presence to support customers in new segments, including health and medical, aerospace and logistics. The diversified range of technologies and capabilities allows Motherson to support a wide spectrum of sectors, with automotive as the main industry served. Thanks to the trust of its customers, the group is ranked among the top 15 automotive suppliers worldwide and is listed among the “World’s Best Companies of 2024 by Time”. For more information please visit www.motherson.com.

REE Contacts

Media & Analysts:

Keren Shemesh

Chief Marketing Officer

Kerens@ree.auto

Investor relations:

Dana Rubinstein

Chief Strategy Officer

Danar@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses the expected benefits to be realized by the collaboration with Motherson, that with the collaboration agreement with Motherson, REE believes its ability to service customers at scale will materially accelerate, that significant order growth is anticipated and that in addition to faster revenue, improved unit costs are anticipated, accelerating the road to meaningful free-cash flow generation, that Motherson intends to nominate a member to REE’s board of directors, the expected ownership of certain of REE’s shareholders following the closing of the offering, the expected timing of the closing of the offering and the expected use of proceeds. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.

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